RITE AID CORPORATION
30 Hunter Lane
Camp Hill, PA 17011

February 21, 2006

SENT VIA EDGAR AND FACSIMILE (202) 772-9217

Mr. Mark Brunhofer
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Rite Aid Corporation Form 10-K for Fiscal Year Ended February 26, 2005 File No. 1-05742

Dear Mr. Brunhofer:

We submit this letter in response to your comment letter dated February 7, 2006 relating to the Staff's review of our referenced filing. For ease of review, the Staff's comments are reproduced below followed by our response.

We sincerely welcome the opportunity to work with you to ensure that we continue to properly comply with applicable disclosure requirements and to improve and enhance the presentation of our financial statements and related disclosures for our users.

Comment (1)

Note 1: Summary of Significant Accounting Policies, page 50:

1. We note from page 52 that you classify your store facility costs, including rent, depreciation and utilities as cost of goods sold and from page 53 that you classify your warehousing and outbound freight costs as selling, general and administrative expenses. Please provide us in disclosure type format, revised policy and MD&A disclosures that explain why you classify your store facility costs as cost of goods sold and your warehousing and outbound freight as selling, general and administrative expenses. In your proposed revised disclosure please clearly disclose the amounts of each type of expense for each period presented and identify the nature of the initiation and destination points of your outbound freight, for example from warehouse to store or from store to customer. In addition, please reference separately in your response any authoritative literature you relied upon to support your classifications.

Response (1)

In future filings (beginning with our Form 10-K for Fiscal Year Ended March 4, 2006), we intend to change the classification of certain types of expenses within our statement of operations. Specifically, we intend to classify (a) store facility costs, including rent, facilities depreciation and utilities cost as selling, general and administrative expenses (SG&A) and (b) warehousing and outbound freight costs as cost of goods sold (COGS). We will reclassify all periods presented to conform to the current period presentation and disclose such reclassification of prior years in the notes to the financial statements and elsewhere in Form 10-K.

Basis for Performing this Reclassification

We believe there is no authoritative guidance in generally accepted accounting principles (GAAP) that cites a preferred or required classification for these types of expenses. Historically, we have classified occupancy expenses such as rent, facilities depreciation and utilities as cost of goods sold, in accordance with Regulation S-X, sub-section 210.5-03, paragraph 2 which allows wholesalers and retailers to include occupancy and buying costs in COGS. Also, we have historically classified warehousing, freight and other occupancy costs, such as real estate taxes and common area maintenance charges, in SG&A. Disclosure of the types of expenses included in COGS and SG&A was subject to consideration as part of our previous response letter, dated September 11, 2002, to a SEC comment letter, dated August 28, 2002.

We have reviewed the public filings of our direct competitors in the drugstore channel, as well as other registrants with similar retail business models (e.g., certain grocery chains). We believe that classification of warehousing and freight charges as COGS and classification of occupancy expense in SG&A will provide for better comparability between our financial statements and those of our direct competitors, as well as, those of other publicly traded retailers with similar retail business models.

Impact on Disclosure

We will address the impact of the reclassification as follows:

Item 7. Management's Discussion and Analysis:

We will discuss relevant trends for each expense in the proper section of Management's Discussion and Analysis (MD&A). For the fiscal year ended February 26, 2005, the classification change will reduce COGS from $12.6 billion to $12.2 billion and increase SG&A from $3.7 billion to $4.1 billion or approximately 250 basis points of revenue. From an MD&A perspective, we believe that this is consistent with industry classification.

Consolidated Statement of Operations:

We intend to change the operating statement caption descriptor to read: "Cost of goods sold" instead of "Cost of goods sold, including occupancy costs".

Summary of Significant Accounting Policies:

Reclassifications

The statement of operations for prior years presented has been reclassified to include store facility costs, including rent, facilities depreciation and utilities cost as selling, general and administrative expenses and warehousing and outbound freight costs as cost of goods sold for all years presented. For fiscal 2005 and 2004, the impact of the reclassification was a decrease to cost of goods sold of $0.4 billion and a corresponding increase to selling, general and administrative expenses of $0.4 billion.

Cost of Goods Sold

Cost of goods sold includes the following: the cost of inventory sold during the period, including related vendor rebates and allowances, costs incurred to return merchandise to vendors, inventory shrink costs, purchasing costs, and warehousing costs which include inbound freight costs from the vendor, distribution payroll and benefit costs, distribution center occupancy costs and depreciation expense, and delivery expenses to the retail stores.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store and administrative payroll and benefit costs, occupancy costs which include retail store and corporate rent costs, facility and leasehold improvement depreciation and utility costs, advertising, repair and maintenance, insurance, equipment depreciation, and professional fees.

Conclusion

While we believe that it is appropriate to change the classifications of these expenses as we have described, we do not believe that it is meaningful to disclose the amount of each of these expense types in the Summary of Significant Accounting Policies. Instead, we believe that the improvement in the comparability of our classifications relative to our competitors, as well as our continued commitment to disclosure of relevant trends in the appropriate section of MD&A provides the desired disclosure to the users of our financial statements.

Additionally, the initiation point of outbound freight is our warehouse and the destination point is our store. We do not ship merchandise directly to our customers from either our warehouses or retail stores.

Comment (2)

Note 4: Accounts Receivable, page 59:

2. Although you indicate that you believe your securitization transactions qualify for sales treatment under SFAS 140 and that you do not believe that consolidation of the SPE is appropriate under FIN 46R, your disclosure does not appear to provide the bases for your conclusions. Please tell us in detail why you believe your securitization transactions qualify for sales treatment and why you do not consolidate the SPE. In your response, please indicate whether your SPE is a qualifying SPE as defined in paragraph 35 of SFAS 140, and if so, how it qualifies.

Response (2)

Summary of Accounts Receivable Securitization Transactions

The subsidiaries of Rite Aid Corporation (the "Company") transfer, through a series of transactions, all of their third-party pharmaceutical receivables to Rite Aid Funding II (a wholly-owned, bankruptcy remote special purpose entity). The transferred assets are isolated from the Company and are considered to be beyond the reach of the Company and its creditors, even in bankruptcy or receivership. Rite Aid Funding II then enters into transactions with multi-seller commercial paper conduits.

Basis for Sale Treatment

In accordance with SFAS 140, paragraph 9, we believe that the Company has surrendered control over transferred assets due to the following conditions being met:

Condition (a) – "The transferred assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.''

We have obtained bankruptcy opinions for this transaction. Our legal specialists have opined that in the unlikely event that the Company declares bankruptcy, the transferred assets would be beyond the reach of the Company and its creditors, thus achieving legal isolation as stipulated by SFAS 140. Therefore, we have concluded that the transaction satisfies this condition.

Condition (b) – "Each transferee (or, if the transferee is a qualifying SPE, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor."

The commercial paper conduits, as holders of a beneficial interest in the receivables, have the right to pledge or exchange that interest and no conditions exist that both restrict such rights or provide more than a trivial benefit to the Company. Therefore, based on the provisions of the transaction documents, we have concluded that this condition has been met.

Condition (c) – "The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call."

The Company, as outlined in the transaction documents, is not permitted to either repurchase or redeem the accounts receivable, except through breach of normal representation and warranties. Therefore, we have concluded that this condition has been met.

Consideration of Consolidation

Rite Aid Funding II does not meet the conditions of a qualifying SPE, as defined under paragraph 35 of SFAS 140, and therefore is consolidated. Because Rite Aid Funding II is not a qualifying SPE, we considered the application of FIN 46R.

The commercial paper conduits, as multi-seller vehicles, each meet the definition of a variable interest entity (VIE), as outlined in paragraph 5 of FIN 46R. We assessed whether the Company has a variable interest in each of the commercial paper conduits in accordance with paragraph 12 of FIN 46R. We determined that the Company does not hold a variable interest in any of the VIE's as it does not have more than a 50% interest in the fair value of the assets of any of the commercial paper conduits. Additionally, the commercial paper issued by each commercial paper conduit is a legal obligation of the commercial paper conduit as a whole, and therefore is not viewed as a "silo" under paragraph 13 of FIN 46R. Accordingly, the Company does not hold a variable interest in any of these VIE's.

Conclusion

Based on the above considerations, we have concluded that de-recognition of the transferred assets is appropriate under generally accepted accounting principles.

If you have additional questions, please call me directly at (717) 731-6540.

/s/Kevin Twomey
Kevin Twomey
Executive Vice President and Chief Financial Officer